James Lopez, Branch Chief - Legal

United States Securities

and Exchange Commission

August 16, 2019

Davisson & Associates, PA

ATTORNEYS AND COUNSELORS AT LAW

4124 Quebec avenue North, Suite 306

MINNEAPOLIS, MINNESOTA 55427

TELEPHONE (763) 355-5678

FACSIMILE (763) 355-5679

September 11, 2019

Via Edgar

United States Securities

and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Attention:	James Lopez, Branch Chief-Legal
Jonathan Burr, Staff Attorney
Mail Stop 3561

Re: Earth Science Tech, Inc.

Registration Statement on Form S-1/A4

Filed: August 12, 2019

File No. 333-230543

Dear Messers. Burr and Lopez:

We act as counsel for Earth Science Tech, Inc.. We refer to the Staff’s letter dated August 14, 2019 to Nickolas S. Tabraue, President and Director of Earth Science Tech, Inc.. Mr. Tabraue has referred the Staff’s letter to us for response. In that regard, on behalf of Earth Science, we respond to the comments in the Staff’s letter with respect to Earth Science’s Registration Statement on Form S-1 A4 filed with the Commission on August 12, 2018.

Amendment No. 4 to Registration Statement on Form S-1 filed August 12, 2019

General

1.	Comment.

We note that the Receiver was tasked by the court to take charge of the estate and do all acts “that may be necessary for the final settlement of the unfinished business of the corporation.” This suggests that winding down the affairs of the company is the primary goal of the Receiver. However, the order and S-1 also contemplate stock issuances, a reorganization, emerging from receivership and other possible outcomes. Do you seek to undertake a reorganization or other arrangement to continue the existence and operations of the registrant, instead of winding down the affairs of the company? If yes, please explain in your disclosure why such activities comply with the court order to finalize settlement of the unfinished business of the corporation. In addition, revise the cover page to so state and identify in the summary the principal factors you will consider in determining whether to undertake a reorganization, emergence from receivership or other action in lieu of settlement of the unfinished business of the company. Also disclose what procedures you will follow. For example, would a reorganization or other arrangement require seeking court approval? How and when would disclosure of a reorganization be provided to shareholders and investors? If you do not seek to undertake such actions under the current court order please clarify why you are seeking to complete an equity line financing in connection with the winding down of the company’s affairs and final settlement of unfinished business.

Response.

We note your reading of the Court Order dated January 9, 2019 (the “Order”) in which the Staff specifically asks about one statement contained therein, to wit: “the Receiver was tasked by the court to take charge of the estate and do all acts ‘that may be necessary for the final settlement of the unfinished business of the corporation.’” The Staff continues with the interpretation that, “This suggests that winding down the affairs of the company is the primary goal of the Receiver.” This is not the case and this sentence needs to be understood within the factual context of the petition and Order as well as the legal context under which they were both drafted and issued, as is explained below.1

First, the Staff notes that the Order contains a phrase stating that the receiver has the power, “that may be necessary for the final settlement of the unfinished business of the corporation.” However that paragraph is preceded by the paragraph stating “that Robert L. Stevens, is appointed as receiver for Earth Science Tech, Inc.” which means that he has all powers of a receiver granted by statute which are extremely broad and necessarily include reorganizing and winding up the corporation. It is not necessary for the court to state that he has the power to reorganize the corporation or that he have the power to liquidate it. Those powers are granted by statute when he is appointed as a receiver. See Holeman v. Natural Soda Products Co, (96 F.2d 277 (9th Cir. 1938). Also, prior to the phrase “that may be necessary for the final settlement of the unfinished business of the corporation” is the language that starts by stating that the “Plaintiff, Strongbow Advisors, Inc., through the appointed Receiver, Robert L. Stevens, is granted the authority to conduct business of Earth Science Tech, Inc., the Defendant Corporation; and to take charge of the estate and effects thereof, and to collect the debts and property due and belonging to the corporation, with power to prosecute and defend, in the name of the corporation, or otherwise, all such suits as may be necessary or proper for the purposes aforesaid…”(emphasis added). Which, as a matter of construction, means that he has all of these specifically enumerated powers for the purpose of conducting the business of Earth Science Tech, Inc.. It then goes on to say the he has the power “to appoint an agent or agents under them, and to do all other acts which might be done by the corporation, if in being, that may be necessary for the final settlement of the unfinished business of the corporation” meaning that the power to appoint agents and “do all other acts which might be done…that may be necessary” are directed at the other power which is to liquidate the corporation’s assets and wind it down but only if it should be necessary. Also worth noting is the fact that the first several paragraphs of the Order are more prefatory in nature. The Order goes on to restate that Stevens is appointed as the receiver for Earth Science Tech, Inc. and enumerates other specific powers, including some specific powers that would be necessary in a reorganization.

1 We note that much of the law we cite on receivers in equity is not recent. This is because the law has been so long settled that issues and challenges to authority rarely arise anymore.

Second, it is important to understand that receivers in equity have as their primary responsibility, the reorganization of the company over which they are appointed. Liquidation and winding up the affairs of a corporation are only done if the receiver determines that it is not possible for the company to be reorganized and set back on a profitable track and this is the approach used by the receiver In the Matter of Earth Science Tech, Inc.. (See Aff. Stevens pp 3-4, 10 – 12) As such, a receiver in equity, as in the present matter, unlike a receiver or trustee in bankruptcy, “has for his function, to keep the business running as smoothly and with as little loss as possible” and “it is an object of his efforts to bring about the reorganization”, further “sometimes new capital will be enough to put a decaying corporation back into a moderately sound condition. The receiver has a free hand.” (See Lough, William Henry, Professor of Finance, NYU School of Commerce, “Business Finance”, 1917.)

Third, although a receiver is ultimately subject to the control of the court, under the general powers granted to him, he is granted wide latitude to engage in transactions because of the complexity involved in managing and financing a struggling business. (see Holeman v. Natural Soda Products Co, (96 F.2d 277 (9th Cir. 1938)). Holeman and the plethora of cases citing it recognize that the reorganization of a company is the receiver’s primary responsibility and they stand for the principals that, once a receiver is appointed, great deference is given to him, that court approval is not necessary for the actions he takes in discharging his duties; and that the guiding principal behind this is that a receiver may take any actions necessary in reorganizing a business, being held only to an ordinary level of prudence in discharging those duties. Thus, when a receiver is appointed in equity and not in bankruptcy or for a specific limited purpose, he is given broad powers and it is not necessary for the court to grant approval for all of his actions, including the actions that stem from the decision of whether to liquidate or reorganize . Id.

This is contrasted with situations where a receiver is appointed in bankruptcy or for a limited purpose such as where the sole object is the liquidation of an enterprise and payment to certain judgment creditors or where a receiver is appointed over a specific asset. For example in Jacobs v. Ringling Bros.-Barnum Bailey Shows, the litigants worked with the receiver and the court to continue running a circus after a substantial award from a mass tort was rendered due to a fire that had killed and injured many spectators. It was determined that the circus would continue operating for a limited period of time only for the purpose of generating enough revenue so that the receiver could take charge of the proceeds from operations and pay them out to the injured parties. See e.g. Jacobs v. Ringling Bros.-Barnum Bailey Shows, Superior Court of Connecticut, 16 Mar 1954.

The receiver in this case has been appointed in over 30 receiverships and it is his practice to use all reasonable efforts to effect a reorganization whenever possible. The case of Earth Science Tech, Inc. is no different (Aff. Stevens par 2 – 4, 10 - 12). Although, prior to reviewing the financials and operations of a company, the receiver cannot know whether a company is capable of being reorganized. Having now had such an opportunity, many months later, the receiver determined that it could be reorganized with the addition of capital and this need for additional capital to effect a reorganization was part of the purpose in the filing of a registration statement. Id. In considering the Order and whether the court would even have a liquidation as its primary objective for the receiver, the reader should consider that the court was not even in a position to determine whether Earth Science Tech, Inc. should be reorganized or liquidated, it having had even less information in January 2019 than the receiver did. As such it would not make sense for a judge to determine that reorganization was not possible and direct the receiver to liquidate at that point in time. There are status reports given to the court at various points throughout the receivership and the court could revert to a liquidation at a later point if it appeared that the reorganization was not likely to be successful. However, once a liquidation is pursued, reorganization would generally not be possible. All things being equal, as a matter of public policy, court will prefer to see a company reorganized where people are allowed to keep their jobs and the business is given a fair chance at success rather than simply liquidate it.

Fourth, within this context it is important to also understand that under Nevada law a receiver may be appointed if either a) at least 10% of the shareholders or b) at least 10% of the debt holders or c) the Board of the Directors of the company request the appointment of a receiver be made. (emphasis added) See N.R.S. 78.630. As can be seen, not only one set of possible constituents was in agreement with the appointment of the proposed receiver but all of the parties that could have sought his appointment did so. As such, the proposed order was actually prepared by the receiver and its counsel and it went in unopposed (See Order and Aff. Stevens par 9) Going in unopposed, the Order was accepted as presented (Id at par 9). As such, the receiver and his counsel were the drafters of an Order that was accepted “as is,” as is often the case. Although, the only thing necessary for a court to do in appointing a receiver is to state that he “is hereby appointed”, and in so doing, the receiver has all of the powers granted under statute, it has been the practice of receivers and their counsel to expand on a basic appointment and to set forth some of the specific powers that they could envision using so that in working with a company’s constituents and other third parties, it is not necessary for those constituents and third parties to understand the broad scope of a receiver’s powers. Rather, they can simply be shown a court order if questioning. Holeman and its progeny make it clear that it is completely unnecessary to enumerate specific powers in a court order (unless they could somehow be seen as being more expansive than the statute), the receiver has extremely broad powers simply by being appointed as a receiver, and these certainly include the power to reorganize the company (if not the actual obligation to try if at all possible), whether specifically granted or not. As the drafters of the accepted proposed order, they did not intend that any enumerated power or other language take precedent over any other and the power to reorganize is almost assumed such that the specific powers enumerated in the paragraphs that specifically discuss reorganization are the result of envisioning the need to work with DTC, transfer agents and broker-dealers specifically. As a practical matter, early in the process, before an actual plan of reorganization has been developed, it is not possible to determine all of the potential parties with whom the receiver may need to work. So by listing some specific parties and powers, this portion of the Order is not meant to be limiting, it is simply meant for clarification for a couple of unsophisticated parties with whom the receiver had considered that he may need to interact. The receiver had considered the need to raise capital but had not specifically considered using a registered offering or the U.S. Securities and Exchange Commission Staff as parties with whom he may need to interact. The fact that a registered offering is not listed as a specific power does not at all mean that the receiver does not have that power and as the SEC Staff is fare more sophisticated, it shouldn’t be necessary. Ultimately it is not possible to list every specific power that could be needed by the receiver in administering the estate in a reorganization. There are simply too many potential parties and too many alternatives available which is why the court in Holeman noted that the receiver’s broad powers encompassed everything that was needed to effect a reorganization without the necessity to receive specific court approval. The language stating that the receiver has the power “that may be necessary for the final settlement of the unfinished business of the corporation” was meant as an alternative in the event that the company could not be reorganized, it was not meant as a primary objective. Thus with the broad powers granted a receiver, the specific contemplation of a reorganization, the general policy of receivers in equity working toward reorganizations as their first objective, this receiver’s acts made in furtherance of the reorganization of Earth Science Tech, Inc. do not conflict in any way with the court’s Order.

Finally, the Receiver understands that in raising funds under the S-1 registration statement it would need to disclose that is was using the proceeds to wind down and liquidate the operations of Earth Science Tech, Inc. It did not so discolose because it is not planning to wind down and liquidate the company and its operations. Rather it has determined that raising capital through its institutional investor and the registration statement, that is will be able to reorganize the company and plans to do so

Ultimately, the answer to the Staff’s question is “yes” the receiver intends to reorganize Earth Science Tech, Inc. and has always had that objective as its primary objective. Thus in stating what factors would be considering in determining whether to reorganize, the receiver doesn’t specifically approach the receivership from that position. Rather, he determines if there is a reason to liquidate and wind up the affairs of a company. This is generally an analysis of whether, given the current operations, the likely potential for increasing revenues and with the addition of capital, whether the company will likely be able to pay its expenses as they come due. If the answer is “no,” then the receiver will decide to liquidate the company. So if the receiver determines that there is a viable underlying business, it will then seek to reorganize rather than liquidate. That reorganization is a fluid, constantly changing process and every situation is different and constantly changing. As long as there is a viable underlying business, the receiver has sufficient powers to be able to reorganize it so that is will be able to pay its debts as they come due. The potential number of structural changes, and types of consideration and structures for their payment to creditors are too numerous to list. Adding to this complexity, it is also worth noting that the receiver is also allowed to classify creditors and other constituents according to classes that it creates and it may treat different classes differently. Being a receiver in equity, it is also allowed to consider the fundamental fairness to those stakeholders and what they have at risk compared with other stakeholders as it puts a plan of reorganization together. So some of the tools available to a receiver in effecting a reorganization are, the canceling shares of stock where little or no consideration was paid or where allowing those shares to remain outstanding would be unfair to the other shareholders, classifying creditors into classes, using receiver’s certificates, notes, stock of various classes including newly created classes, pledging a portion of revenue, structured payments over time, to pay creditors and service providers. The process is that, having determined that there is a viable underlying business and that liquidation is not necessary, the receiver develops a plan of reorganization (which is not fully developed as of this date) and then presents it to the court for ratification. Additionally, as a procedural matter, during the time that a company is in receivership, the receiver makes periodic status reports to the court as requested by the court. Then, when the plan of reorganization is finally established and ratified, the company will be turned back over to management and the company will continue reorganized, as though it had never been in receivership. The stakeholders that are directly affected by the reorganization will be notified of how their claims will be treated directly by the receiver and as for the notification of shareholders in general, as actions are taken in connection with the reorganization, the receiver will file 8-K’s or include those items that are a part of it on the company’s periodic reports filed with the Commission of Forms 10-K and 10Q, as required. (See Aff Stevens par 13 and 14)

The Staff’s comments with respect to the amendment of the Cover Page to the Registrant’s S-1/A have been addressed by amending the same and submitting the 5th amended S-1 /A Registration Statement.

If there are further comments or questions please contact the undersigned at (612) 242-2622 (or fax: (763) 355-5679).

Regards,

DAVISSON & ASSOCIATES, PA

By:	/s/ Peder K. Davisson
Peder K. Davisson, Esq.

Cc	Nicholas Tabraue, CEO
Robert L. Stevens, Receiver

Enclosure: Affidavit of Robert L. Stevens

# Affidavit
# of
# Robert Stevens

STATE OF COLORADO )
)
COUNTY OF ARAPAHOE )

Robert L. Stevens, being first duly sworn upon oath, states and deposes as follows:

1. That I, Robert L. Stevens, as representative of my company Strongbow Advisors, Inc., am the duly appointed receiver for Earth Science Tech, Inc., In the Matter of Earth Science Tech, Inc., Clark County, Nevada, Case No. A-18-784952-C (the "Receivership.")

2. I have been a judicially appointed receiver in over 30 cases involving both public and private companies.

3. When I am appointed as a receiver for a company, my first objective is always the reorganization of the company and not its liquidation and I use all reasonable efforts to achieve my initial objective. The case of Earth Science Tech, Inc. is no different and although I did not know initially upon my appointment if it could be reorganized, I have had an opportunity to review its operations and financial statements and have since determined that it should not be liquidated because there is an underlying viable business.

4. As a receiver, it is my responsibility to determine whether a company should be liquidated or reorganized, rarely would it ever be the court's. This is because a court will not have had the opportunity analyze nor will it have the expertise to determine whether a company should be reorganized or liquidated; and in almost all situations, it would lack the requisite skill and experience in making such determinations. This is one of the principal reasons that there even are "receivers." Courts look to receivers to make these determinations and this is one of the reasons that a receiver's powers are so expansive.

5. As a receiver, my powers and authority are derived from statute as well as by court order.

6. When I am appointed as a receiver, I have all of the powers granted to a receiver by statute as well as those powers that are expanded or clarified by court order.

7. As a receiver my powers would only be limited in special circumstances and when that is done, it is only done in very specific cases such as the appointment of a temporary receiver who is appointed only to oversee the management of a specific asset, such as a piece of real estate.

8. When a court wishes to limit a receiver's powers, it will be very evident in that the court will discuss only the specific responsibilities of the receiver and will use terms such as "temporary receiver" and payment procedures would be specifically delineated.

9. When a petition to have me appointed as receiver is unopposed, my counsel and I prepare the proposed order of appointment which is generally, as in the case of Earth Science Tech, Inc., signed "as is."

10. Early on in my appointment as a receiver, and certainly upon my initial appointment, I will not have had an opportunity to fully understand a company's operations or to have analyzed its financial statements. As such, when drafting the proposed order of appointment, we try to maintain maximum flexibility, including the possibility that a reorganization may not be possible and that liquidation and winding up may be the only viable option. This is the only reason that we include language authorizing the winding up and settling of a company's affairs in our proposed orders.

11. In drafting the proposed order, we did not intend to have the liquidation of ETST

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as the primary objective and that specific power, as set forth in the order, was not intended to be given any greater weight than any other power, such as the power to run the business, provide for financing or effect its reorganization.

12. Having had an opportunity to review Earth Science Tech, Inc.'s finances and operations, my plan is to reorganize the company and not to liquidate it; and that would, as a practical matter, only change if a reorganization became economically unfeasible. However in stating that, I must emphasize that the risk of a need for liquidation is no different in this context than any other company seeking capital through an S-1 financing. I identified an institutional investor with whom I had worked who was interested in investing in Earth Science Tech, Inc., provided it register the shares. This addition of capital is part of my reorganization plan.

13. Thus when asked, what factors I would take into account in determining whether to reorganize Earth Science Tech, Inc., I necessarily answer by stating that I do not specifically approach the receivership from that position. Rather, I first determine if there is a reason to liquidate and wind up the affairs of a company (I determined that there was not a reason to with Earth Science Tech, Inc. because there is a viable underlying business.) This is generally an analysis of whether, given the current operations, the likely potential for increasing revenues and with the addition of capital, whether the company will likely be able to pay its expenses as they come due. If the answer is "no," then I will decide to liquidate the company. In the case of Earth Science Tech, Inc., I have determined that there is a viable underlying business, and am now seeking to reorganize rather than liquidate it. However it is not possible to lay out a specific procedure or rubric for a reorganization, reorganizations are a fluid, constantly changing processes and the facts and personalities in every situation are different and constantly changing.

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As long as there is a viable underlying business, as a receiver I have sufficient powers to be able to reorganize a company so that it will be able to pay its debts as they come due. The potential number of structural changes, and types of consideration and structures for their payment to creditors are also too numerous to list. Adding to this complexity, as receiver I am also allowed to classify creditors and other constituents according to classes that I create and I may treat different classes differently. Being a receiver in equity, I am also allowed to consider the fundamental fairness to those stakeholders and what they have at risk compared with other stakeholders, as I put a plan of reorganization together. Although too numerous to list, some of the tools available to me as a receiver in effecting a reorganization are, the canceling shares of stock where little or no consideration was paid or where allowing those shares to remain outstanding would be unfair to the other shareholders, classifying creditors into classes and treating different classes differently, using receiver's certificates, notes, stock of various classes including newly created classes, pledging a portion of revenue, structured payments over time, etc. to pay creditors and service providers.

14. The receivership process once appointed is that, having determined that there is a viable underlying business and that liquidation is not necessary, I then begin to develop a plan of reorganization (which is not fully developed as of this date) and then present it to the court for ratification once completed. While developing the plan of reorganization, I continue to run the business and to make improvements where I see an opportunity to do so. Additionally, as a procedural matter, during the time that a company is in receivership, I am required to make periodic status reports to the court as requested by the court. When the plan of reorganization is finally established and ratified, the company will be turned back over to management and the

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company will continue reorganized, as though it had never been in receivership. I will notify the stakeholders that are directly affected by the reorganization as to how their claims will be treated and as for the notification of shareholders in general, as actions are taken in connection with the reorganization, I will file 8-K's or include those items that are a part of actions taken in the reorganization on the company's periodic reports filed with the Commission of Forms 10-K and 10Q, as required.

FURTHER YOUR AFFIANT SAYETH NAUGHT.

Dated: September 10, 2019

Robert Stevens

Subscribed and sworn before me this
10 day of September, 2019

Notary Public

CHANDRA RICHARDS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174041557
MY COMMISSION EXPIRES 10/05/2021

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